UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT 0F 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 333-70067

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sally Beauty 401(k) Savings Plan	Alberto-Culver 401(k) Savings Plan
3900 Morse Street
Denton, TX 76205

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alberto-Culver Company

2525 Armitage Ave.

Melrose Park, IL 60160

ALBERTO-CULVER

401(k) SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

ALBERTO-CULVER

401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the

Alberto-Culver 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Alberto-Culver 401(k) Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 24, 2005

ALBERTO-CULVER

401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments	$42,196,178	35,344,126
Employer contribution receivable	1,202,937	970,053

Net assets available for benefits	$43,399,115	36,314,179

See accompanying notes to financial statements.

2

ALBERTO-CULVER

401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$2,757,434	4,803,010
Dividend and interest income	351,265	241,232
Interest on participant loans	54,917	62,574

Total investment income	3,163,616	5,106,816

Contributions:
Employer	1,202,937	970,053
Employee	5,210,704	4,451,052

Total contributions	6,413,641	5,421,105

Total additions	9,577,257	10,527,921

Deductions from net assets attributed to:
Benefits paid to participants	(2,475,176)	(1,861,878)
Administrative fees	(17,145)	(15,728)

Total deductions	(2,492,321)	(1,877,606)

Net increase	7,084,936	8,650,315

Net assets available for benefits at beginning of year	36,314,179	27,663,864

Net assets available for benefits at end of year	$43,399,115	36,314,179

See accompanying notes to financial statements.

3

ALBERTO-CULVER

401(K) SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Description of the Plan

(a)	General

The Alberto-Culver 401(k) Savings Plan (the Plan), established on January 1, 1994, is a defined contribution plan available to eligible employees of Alberto-Culver Company (the Company), and certain subsidiaries of the Company.

The Plan is administered by the Company with the assistance of Prudential Retirement Insurance and Annuity Company (PRIAC), a company of Prudential Financial, Inc. Prudential Bank & Trust Company, F.S.B. (the Trustee) holds the investment assets of the Plan.

The following description of the Plan provides only general information. Information about the Plan’s provisions is contained in the plan document, which may be obtained from the Company.

(b)	Participation

Employees who are at least 21 years of age may participate in the Plan. On December 31, 2004, there were 1,184 participants in or beneficiaries of the Plan.

(c)	Contributions

Participants may elect to contribute any amount from 1% to 50% of their eligible compensation, in whole percentage points, subject to the limitations of the Internal Revenue Code. Highly compensated participants, as defined by the Internal Revenue Code, are subject to more restrictive maximum annual contribution limits. The percentage of compensation contributed may be increased or decreased at the election of the participant any time during the year. All eligible participant contributions are tax-deferred contributions pursuant to a qualified cash or deferral arrangement subject to the limitations of the Internal Revenue Code. Annual participant contribution amounts were limited to $13,000 for the year ended December 31, 2004, as determined by the Internal Revenue Code. The Economic Growth and Tax Relief Reconciliation Act of 2001 includes a provision that allows participants who have attained age 50 during the Plan year to make additional contributions above otherwise permissible limits. These additional contributions, known as catch-up contributions, were limited to $3,000 for the year ended December 31, 2004. Company matching contributions are not be made on catch-up contributions.

Company contributions to the Plan are based on a discretionary match on an annual basis. For the Plan years 2004 and 2003, the Company matched $0.50 of each dollar contributed up to 5% of non-collectively bargained eligible participant compensation and $0.50 of each dollar contributed up to 4% of non-collectively bargained eligible participant compensation, respectively.

Effective April 1, 2004, the Company agreed to match $0.10 of each dollar contributed up to 6% of eligible participant compensation for collectively bargained employees of the Company belonging to the United States Steelworkers of America — Local 9777 Chapter.

4

ALBERTO-CULVER

401(K) SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(d)	Investment Options

Participants may elect to invest their contributions and any Company matching contributions in twenty investment options within seven different asset classes as well as the Company’s common stock. The asset classes include: (i) stable value, (ii) balanced, (iii) large capitalization equity, (iv) mid capitalization equity, (v) small capitalization equity, (vi) global equity, and (vii) international equity. These investment options are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risks associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

None of the investment funds other than the Principal Preservation Separate Account guarantee a fixed return to the participant. The Principal Preservation Separate Account provides stable returns as well as a full guarantee of principal and interest from PRIAC. The guaranteed interest rate is announced semi-annually and is guaranteed against change for six-month periods (January-June, July-December).

Account balances may be invested in 1% increments in any of the Plan’s available investment options. Participants may reallocate their investments among the available investment options any time during the year. Dividend and interest income received on investments are reinvested in the same funds.

Effective January 1, 2004, the Oppenheimer Global Fund (Class A Shares) replaced the Janus Worldwide Fund due to the Janus Worldwide Fund’s inability to meet certain performance criteria established by the Plan’s Investment Policy Statement.

On January 21, 2004, the Company’s board of directors approved a 3-for-2 stock split in the form of a 50% stock dividend on the Company’s outstanding shares. The additional shares were distributed February 20, 2004 to shareholders of record at the close of business on February 2, 2004.

Effective June 1, 2004, the International Equity/Julius Baer Fund replaced the Credit Suisse International Focus Account due to the Credit Suisse International Focus Account’s inability to meet certain performance criteria established by the Plan’s Investment Policy Statement.

(e)	Vesting

Participants are fully vested in the current value of their contributions and earnings and losses thereon, and become fully vested in the Company matching contributions and related earnings and losses

5

ALBERTO-CULVER

401(K) SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

credited to their accounts based upon their years of vesting service as shown in the following table:

Years of vesting service	Vested percentage
Less than 1	0%
1 but less than 2	20
2 but less than 3	40
3 but less than 4	60
4 but less than 5	80
5 or more	100

Participants who are age 65 or over, die, or become permanently disabled are automatically 100% vested in the value of Company matching contributions and related earnings and losses credited to their account.

(f)	Distribution Options

Upon severance from employment (e.g. termination of employment, retirement, disability or death), participants may elect to receive a distribution of the total value of their account, which is the accumulation of to their contributions and related earnings and losses credited to their account, as well as the vested balance of Company matching contributions and related earnings and losses credited to their account. Distributions may be in the form of cash, periodic installments, Company common stock, or a direct rollover according to the provisions of the Plan. Alternatively, terminated participants may elect to defer the distribution of their account balance until age 70 1/2, at which time minimum required distributions will commence according to Section 401(a)(9) of the Internal Revenue Code. Such deferred benefits remain in the Plan and participate in the earnings and losses from the investments.

(g)	Participant Loans

Participants may borrow against their account balances for periods of one to five years. In the event the loan is used to purchase a primary residence, an extended period of time for repayment is allowed. Participant loans are limited to the lesser of $50,000 or 50% of the participants’ vested account balance and bear interest at the prime rate plus 1% at the time the loan is made. Outstanding participant loans are considered investments of the Plan and repayments of principal and interest are credited to the borrowing participants’ account using his or her current investment election. At December 31, 2004 and 2003, interest rates on outstanding loans ranged from 5.00% to 10.50%. At December 31, 2004 and 2003, the number of participants with outstanding loans were 212 and 234, respectively.

6

ALBERTO-CULVER

401(K) SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(h)	Forfeitures

Company matching contributions and earnings and losses thereon forfeited by terminated employees are used to reduce future Company matching contributions to the Plan. The Company will reinstate forfeited account balances to the accounts of terminated participants who rejoin the Company before incurring five consecutive one year breaks in service. For the Plan years ended December 31, 2004 and 2003, Company matching contributions were reduced by forfeiture amounts of $76,460 and $30,000, respectively.

(i)	Administrative Expenses

Administrative fees are paid by the Plan. All other Plan-related expenses are paid by the Company. Investment management fees are included in the investment fund yield.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The Company maintains the accounts of the Plan on an accrual basis.

(b)	Asset Valuation

The investment assets in the Plan are valued at the quoted closing sale price on the last business day of the year. Participant loans are stated at contract value which approximates fair value.

(c)	Security Transactions and Investment Income

Purchases and sales of investments in the Plan are recorded on a trade-date basis. When investments are sold, the difference between the carrying value original cost (computed on an average cost basis) and the proceeds received is recorded as a realized gain or loss. Interest and dividend income are recorded when earned.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and related disclosures. Actual results could differ from these estimates.

(3)	Related-Party Transactions

PRIAC provides certain accounting and administrative services to the Plan for which $17,145 and $15,728 of expenses were charged for the years ended December 31, 2004 and 2003, respectively.

7

ALBERTO-CULVER

401(K) SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(4)	Termination of the Plan

It is the intent of the Company that the Plan continues into the future; however, the Company reserves the right to terminate the Plan. In the event the Plan is terminated, participants would become fully vested in their accounts and the assets of the Plan would be distributed to the participants in proportion to their respective interests in the Plan.

(5)	Tax Status

The Company adopted a Prototype Standardized Profit Sharing Plan with a cash or deferral arrangement which received a favorable determination letter from the Internal Revenue Service, dated July 28, 2004 which stated that the form of the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, the Plan qualifies under Section 401(a) of the Internal Revenue Code and is exempt from tax under Section 501(a) of the Internal Revenue Code. The Plan administrator is not aware of any activity or transaction that may adversely affect the qualified status of the Plan.

(6)	Other Investment Information

The fair values of investment fund balances which represent 5% or more of the Plan’s net assets as of December 31, 2004 and 2003 are as follows:

	2004	2003
Principal Preservation Separate Account	$11,151,618	10,741,593
Company Common Stock Fund	4,809,190	3,029,196
Dryden S&P 500 Index Fund	4,785,357	4,273,385
Fidelity Advisor Equity Growth Account	3,605,870	3,468,174
Large Cap Growth/Turner Investment Partners Fund	2,798,001	2,545,298
Fidelity Advisor Balanced Account	2,555,562	2,307,823

During the Plan years ended December 31, 2004 and 2003, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

	2004	2003
Pooled Separate Accounts	$2,210,480	4,193,340
Company Common Stock	546,954	609,670

Net appreciation in fair value	$2,757,434	4,803,010

8

ALBERTO-CULVER

401(K) SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(7)	Subsequent Events

Effective January 1, 2005, annual participant contributions and catch-up contributions will be limited to $14,000 and $4,000, respectively.

9

Schedule 1

ALBERTO-CULVER

401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, par value, or number of shares	Number of shares/units	Current value
* Prudential Retirement Insurance and Annuity Company	Principal Preservation Separate Account	1,074,222 Units	$11,151,618
* Alberto-Culver Company	Alberto-Culver Company Common Stock Fund	99,016 Shares	4,809,190
* Prudential Retirement Insurance and Annuity Company	Dryden S&P 500 Index Fund	69,155 Units	4,785,357
* Prudential Retirement Insurance and Annuity Company	Fidelity Advisor Equity Growth Account	46,493 Units	3,605,870
* Prudential Retirement Insurance and Annuity Company	Large Cap Growth/Turner Investment Partners Fund	259,902 Units	2,798,001
* Prudential Retirement Insurance and Annuity Company	Fidelity Advisor Balanced Account	73,264 Units	2,555,562
* Prudential Retirement Insurance and Annuity Company	Oppenheimer Global Fund (Class A Shares)	31,494 Units	1,937,846
* Prudential Retirement Insurance and Annuity Company	Small Cap Value/Perkins, Wolf, McDonnell Fund	63,978 Units	1,501,801
* Prudential Retirement Insurance and Annuity Company	Small Cap Growth/TimesSquare Fund	62,612 Units	1,200,609
* Prudential Retirement Insurance and Annuity Company	Lifetime 40	72,754 Units	1,025,342
* Prudential Retirement Insurance and Annuity Company	International Equity/Julius Baer Fund	60,665 Units	1,011,909
* Prudential Retirement Insurance and Annuity Company	Mid Cap Blend/New Amsterdam Partners Fund	73,627 Units	1,003,714
* Prudential Retirement Insurance and Annuity Company	Lifetime 30	48,881 Units	697,922
* Prudential Retirement Insurance and Annuity Company	Large Cap Value/John A. Levin & Co. Fund	39,698 Units	649,385
* Prudential Retirement Insurance and Annuity Company	Lifetime 20	40,318 Units	570,804
* Prudential Retirement Insurance and Annuity Company	Lifetime 50	31,929 Units	454,535
* Prudential Retirement Insurance and Annuity Company	Balanced I Fund/(Sub-advised by Wellington Management)	12,828 Units	539,872
* Prudential Retirement Insurance and Annuity Company	Mid Cap Value/(Sub-advised by Wellington Management)	23,495 Units	397,160
* Prudential Retirement Insurance and Annuity Company	Mid Cap Growth/Artisan Partners Fund	30,829 Units	316,462
* Prudential Retirement Insurance and Annuity Company	Lifetime 60	13,133 Units	189,531
* Participant Loans	Loans to participants, bearing interest from 5.00% to 10.50% with	—	993,688

	varying maturities through 2014		$42,196,178

*	Represents a party-in-interest.

See accompanying report of independent registered public accounting firm.

10

Consent of Independent Registered Public Accounting Firm

The Board of Directors

    Alberto-Culver Company:

We consent to the incorporation by reference in the registration statement (No. 333-70067) on Form S-8 of Alberto-Culver Company of our report dated June 24, 2005, with respect to the Statements of Net Assets Available for Benefits of the Alberto-Culver 401(k) Savings Plan as of December 31, 2004 and 2003, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended, and the related supplemental schedule, which report appears in the December 31, 2004 annual report on Form 11-K of Alberto-Culver Company.

/s/ KPMG LLP

Chicago, Illinois

June 28, 2005

SALLY BEAUTY

401(k) SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

SALLY BEAUTY

401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the

    Sally Beauty 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sally Beauty 401(k) Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 24, 2005

SALLY BEAUTY

401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Cash	$236,584	133,271
Investments	60,637,106	39,643,676

Total assets held for investment	60,873,690	39,776,947
Employer contribution receivable	2,359,553	1,704,385

Net assets available for benefits	$63,233,243	41,481,332

See accompanying notes to financial statements.

SALLY BEAUTY

401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$4,109,710	5,697,064
Dividend and interest income	413,493	225,898
Interest on participant loans	105,088	74,213

Total investment income	4,628,291	5,997,175

Contributions:
Employer	2,359,553	1,704,385
Employee	7,786,452	5,957,878
Transfer in - plan merger	10,592,225	—

Total contributions	20,738,230	7,662,263

Total additions	25,366,521	13,659,438

Deductions from net assets attributed to:
Benefits paid to participants	(3,570,517)	(3,430,032)
Administrative fees	(44,093)	(34,620)

Total deductions	(3,614,610)	(3,464,652)

Net increase	21,751,911	10,194,786
Net assets available for benefits at beginning of year	41,481,332	31,286,546

Net assets available for benefits at end of year	$63,233,243	41,481,332

See accompanying notes to financial statements.

SALLY BEAUTY

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Description of the Plan

(a)	General

The Sally Beauty 401(k) Savings Plan (the Plan), established on January 1, 1994, is a defined contribution plan available to eligible employees of Sally Beauty Company (the Company). The Company is a wholly owned subsidiary of the Alberto-Culver Company (Alberto-Culver).

The Plan is administered by the Company with the assistance of Prudential Retirement Insurance and Annuity Company (PRIAC), a company of Prudential Financial, Inc. Prudential Bank & Trust Company, F.S.B.(the Trustee) holds the investment assets of the Plan.

The following description of the Plan provides only general information. Information about the Plan’s provisions is contained in the plan document, which may be obtained from the Company.

(b)	Participation

All eligible employees whose customary employment is for at least 1,000 hours within 12 consecutive months, who are not members of a collective bargaining unit, and who are at least 21 years of age may participate in the Plan upon the completion of 12 months of service. On December 31, 2004, there were 3,243 participants in or beneficiaries of the Plan.

(c)	Contributions

Participants may elect to contribute any amount from 1% to 50% of their eligible compensation, in whole percentage points, subject to the limitations of the Internal Revenue Code. Highly compensated participants, as defined by the Internal Revenue Code, are subject to more restrictive maximum annual contribution limits. The percentage of compensation contributed may be increased or decreased at the election of the participant any time during the year. All eligible participant contributions are tax-deferred contributions pursuant to a qualified cash or deferral arrangement subject to the limitations of the Internal Revenue Code. Annual participant contribution amounts were limited to $13,000 for the year ended December 31, 2004, as determined by the Internal Revenue Code. The Economic Growth and Tax Relief Reconciliation Act of 2001 includes a provision that allows participants who have attained age 50 during the Plan year to make additional contributions above otherwise permissible limits. These additional contributions, known as catch-up contributions, were limited to $3,000 for the year ended December 31, 2004. Company matching contributions are not be made on catch-up contributions.

Company contributions to the Plan are based on a discretionary match on an annual basis. For the Plan years 2004 and 2003, the Company matched $0.50 of each dollar contributed up to 5% of eligible participant compensation and $0.50 of each dollar contributed up to 4% of eligible participant compensation, respectively.

(d)	Investment Options

Participants may elect to invest their contributions and any Company matching contributions in twenty investment options within seven different asset classes as well as the Alberto-Culver Company common stock. The asset classes include: (i) stable value, (ii) balanced, (iii) large

(Continued)

SALLY BEAUTY

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

capitalization equity, (iv) mid capitalization equity, (v) small capitalization equity, (vi) global equity, and (vii) international equity. These investment options are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risks associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

None of the investment funds, other than the Principal Preservation Separate Account, guarantee a fixed return to the participant. The Principal Preservation Separate Account provides stable returns as well as a full guarantee of principal and interest from PRIAC. The guaranteed interest rate is announced semi-annually and is guaranteed against change for six-month periods (January-June, July-December).

Account balances may be invested in 1% increments in any of the Plan’s available investment options. Participants may reallocate their investments among the available investment options any time during the year. Dividend and interest income received on investments are reinvested in the same funds.

Effective January 1, 2004, the Oppenheimer Global Fund (Class A Shares) replaced the Janus Worldwide Fund due to the Janus Worldwide Fund’s inability to meet certain performance criteria established by the Plan’s Investment Policy Statement.

On January 21, 2004, Alberto-Culver Company’s board of directors approved a 3-for-2 stock split in the form of a 50% stock dividend on Alberto-Culver Company’s outstanding shares. The additional shares were distributed February 20, 2004 to shareholders of record at the close of business on February 2, 2004.

Effective June 1, 2004, the International Equity/Julius Baer Fund replaced the Credit Suisse International Focus Account due to the Credit Suisse International Focus Account’s inability to meet certain performance criteria established by the Plan’s Investment Policy Statement.

(e)	Vesting

Participants are fully vested in the current value of their contributions and earnings and losses thereon, and become fully vested in the Company matching contributions and related earnings and losses

(Continued)

SALLY BEAUTY

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

credited to their accounts based upon their years of vesting service as shown in the following table:

Years of vesting service	Vested percentage
Less than 1	0%
1 but less than 2	20
2 but less than 3	40
3 but less than 4	60
4 but less than 5	80
5 or more	100

Participants who are age 65 or over, die, or become permanently disabled are automatically 100% vested in the value of Company matching contributions and related earnings or losses credited to their account.

(f)	Distribution Options

Upon severance from employment (e.g. termination of employment, retirement, disability or death, participants may elect to receive a distribution of the total value of their account, which is the accumulation of their contributions and related earnings and losses credited to their account, as well as the vested balance of their Company matching contributions and related earnings and losses credited to their account. Distributions may be in the form of cash, periodic installments, Alberto-Culver Company common stock, or a direct rollover according to the provisions of the Plan. Alternatively, terminated participants may elect to defer the distribution of their account balance until age 70 1/2, at which time minimum required distributions will commence according to Section 401(a)(9) of the Internal Revenue Code. Such deferred benefits remain in the Plan and participate in the earnings and losses from the investments.

(g)	Corrective Distributions

As required under Sections 401(k) and 401(m) of the Internal Revenue Code, the Plan is required to pass compliance tests as they relate to both participant and Company matching contributions to the Plan. If the Plan does not pass these tests, the Plan must make corrective distributions to certain highly compensated employees. For the Plan years ended December 31, 2004 and 2003, corrective distributions were required in the amounts of $113,225 and $120,509, respectively. Corrective distributions are processed in the Plan year subsequent to which the participant and Company matching contributions were initially contributed.

(Continued)

SALLY BEAUTY

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(h)	Participant Loans

Participants may borrow against their account balances for periods of one to five years. In the event the loan is used to purchase a primary residence, an extended period of time for repayment is allowed. Participant loans are limited to the lesser of $50,000 or 50% of the participants’ vested account balance and bear interest at the prime rate plus 1% at the time the loan is made. Outstanding participant loans are considered investments of the Plan and repayments of principal and interest are credited to the borrowing participants’ account using his or her current investment election. At December 31, 2004 and 2003, interest rates on outstanding loans ranged from 5.00% to 10.50%. For the Plan years ending December 31, 2004 and 2003, the numbers of participants with outstanding loans were 638 and 468, respectively.

(i)	Forfeitures

Company matching contributions, and earnings thereon, forfeited by terminated employees are used to reduce future Company matching contributions to the Plan. The Company will reinstate forfeited balances to the accounts of employees who rejoin the Company within five years of their termination. In 2004 and 2003, Company matching contributions were reduced by forfeiture amounts of $35,000.

(j)	Plan Merger

During 2004, participants’ balances in the West Coast Beauty Supply Company Retirement Savings Plan totaling $10,592,225 were transferred into the Plan due to the Company’s acquisition of the West Coast Beauty Supply Company.

(k)	Administrative Expenses

Administrative fees are paid by the Plan. All other Plan-related expenses are paid by the Company. Investment management fees are included in the investment fund yields.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The Company maintains the accounts of the Plan on an accrual basis.

(b)	Asset Valuation

The investment assets in the Plan are valued at the quoted closing sale price on the last business day of the year. Participant loans are stated at contract value which approximates fair value.

(c)	Security Transactions and Investment Income

Purchases and sales of investments in the Plan are recorded on a trade-date basis. When investments are sold, the difference between the carrying value original cost (computed on an average cost basis) and the proceeds received are recorded as a realized gain or loss. Interest and dividend income are recorded when earned.

(Continued)

SALLY BEAUTY

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and related disclosures. Actual results could differ from these estimates.

(3)	Related-party Transactions

PRIAC provides certain accounting and administrative services to the Plan for which $44,093 and $34,620 of expenses were charged for the years ended December 31, 2004 and 2003, respectively.

(4)	Termination of the Plan

It is the intent of the Company that the Plan continues into the future; however, the Company reserves the right to terminate the Plan. In the event the Plan is terminated, participants would become fully vested in their accounts, and the assets of the Plan would be distributed to the participants in proportion to their respective interests in the Plan.

(5)	Tax Status

The Company adopted a Prototype Standardized Profit Sharing Plan with a cash or deferral arrangement which received a favorable determination letter from the Internal Revenue Service, dated July 28, 2004, which stated that the form of the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, the Plan qualifies under Section 401(a) of the Internal Revenue Code and is exempt from tax under Section 501(a) of the Internal Revenue Code. The Plan administrator is not aware of any activity or transaction that may adversely affect the qualified status of the Plan.

(Continued)

SALLY BEAUTY

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(6)	Other Investment Information

The fair values of investment fund balances which represent 5% or more of the Plan’s net assets as of December 31, 2004 and 2003 are as follows:

	2004	2003
Principal Preservation Separate Account	$13,214,286	10,170,300
Fidelity Advisor Equity Growth Account	6,808,784	3,986,698
Alberto-Culver Company Common Stock	6,554,021	3,891,280
Large Cap Growth/Turner Investment Partners Funds	4,242,471	3,924,479
Dryden S&P 500 Index Fund	3,996,534	3,261,777
Fidelity Advisor Balanced Account	3,461,708	2,461,663
Large Cap Value/John A. Levin & Co. Fund	3,455,226	*

* Fair value is less than 5% of Plan’s net assets

During the Plan years ended December 31, 2004 and 2003, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

	2004	2003
Pooled Separate Accounts	$3,323,086	5,014,172
Alberto-Culver Company Common Stock	786,624	682,892

Net appreciation in fair value	$4,109,710	5,697,064

(7)	Reconciliation of Financials Statements to Form 5500

The following is a reconciliation of net assets available for benefits included in the financial statements at December 31, 2004 to the Form 5500:

2004
Net assets available for benefits included in the financial statements	$63,233,243
Amounts payable to withdrawing participants at December 31, 2004	(776)

Net assets available for benefits included in the IRS Form 5500	$63,232,467

(Continued)

SALLY BEAUTY

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

The following is a reconciliation of benefits paid to participants per the financial statements for the Plan years ended December 31, 2004 and 2003 to the Form 5500:

	2004	2003
Benefits paid to participants per the financial statements	$3,570,517	3,430,032
Add amounts payable to withdrawing participants in current year	776	—
Less amounts payable to withdrawing participants in prior year	—	(2,274)

Benefits paid to participants per IRS Form 5500	$3,571,293	3,427,758

(8)	Subsequent Events

Effective January 1, 2004, annual participant contributions and catch-up contributions will be limited to $14,000 and $4,000, respectively.

(Continued)

Schedule 1

SALLY BEAUTY

401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, par value, or number of shares	Number of shares/units	Current value
* Prudential Retirement Insurance and Annuity Company	Principal Preservation Separate Account	1,272,916 Units	$13,214,286
* Prudential Retirement Insurance and Annuity Company	Fidelity Advisor Equity Growth Account	87,790 Units	6,808,784
* Alberto-Culver Company	Alberto-Culver Company Common Stock Fund	134,855 Shares	6,554,021
* Prudential Retirement Insurance and Annuity Company	Large Cap Growth/Turner Investment Partners Fund	394,077 Units	4,242,471
* Prudential Retirement Insurance and Annuity Company	Dryden S&P 500 Index Fund	57,755 Units	3,996,534
* Prudential Retirement Insurance and Annuity Company	Fidelity Advisor Balanced Account	99,242 Units	3,461,708
* Prudential Retirement Insurance and Annuity Company	Large Cap Value/John A. Levin & Co. Fund	211,222 Units	3,455,226
* Prudential Retirement Insurance and Annuity Company	International Equity/Julius Baer Fund	172,907 Units	2,884,112
* Prudential Retirement Insurance and Annuity Company	Oppenheimer Global Fund (Class A Shares)	44,687 Units	2,749,645
* Prudential Retirement Insurance and Annuity Company	Balanced I Fund/(Sub-advised by Wellington Management)	40,092 Units	1,687,247
* Prudential Retirement Insurance and Annuity Company	Small Cap Growth/TimesSquare Fund	85,666 Units	1,642,672
* Prudential Retirement Insurance and Annuity Company	Small Cap Value/Perkins, Wolf, McDonnell Fund	67,010 Units	1,572,964
* Prudential Retirement Insurance and Annuity Company	Lifetime 50	84,370 Units	1,201,067
* Prudential Retirement Insurance and Annuity Company	Lifetime 40	80,795 Units	1,138,668
* Prudential Retirement Insurance and Annuity Company	Lifetime 30	75,393 Units	1,076,455
* Prudential Retirement Insurance and Annuity Company	Mid Cap Blend/New Amsterdam Partners Fund	70,822 Units	965,464
* Prudential Retirement Insurance and Annuity Company	Lifetime 20	53,123 Units	752,093
* Prudential Retirement Insurance and Annuity Company	Mid Cap Value/(Sub-advised by Wellington Management)	27,961 Units	472,655
* Prudential Retirement Insurance and Annuity Company	Mid Cap Growth/Artisan Partners Fund	44,633 Units	458,167
* Prudential Retirement Insurance and Annuity Company	Lifetime 60	14,113 Units	203,670
* Participant Loans	Loans to participants, bearing interest from 5.00% to 10.50% with	—	2,099,197

	varying maturities through 2014		$60,637,106

*	Represents a party-in-interest.

See accompanying report of independent registered public accounting firm.

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Alberto-Culver Company:

We consent to the incorporation by reference in the registration statement (No. 333-70067) on Form S-8 of Alberto-Culver Company of our report dated June 24, 2005, with respect to the Statements of Net Assets Available for Benefits of the Sally Beauty 401(k) Savings Plan as of December 31, 2004 and 2003, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended, and the related supplemental schedule, which report appears in the December 31, 2004 annual report on Form 11-K of Alberto-Culver Company.

/s/ KPMG LLP

Chicago, Illinois

June 28, 2005

SIGNATURES

The Plans: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

SALLY BEAUTY 401(k) SAVINGS PLAN

By:	/s/ William J. Cernugel
Sally Beauty Company, Inc., Plan Administrator

ALBERTO-CULVER 401(k) SAVINGS PLAN

By:	/s/ William J. Cernugel
Alberto-Culver Company, Plan Administrator

Dated: June 29, 2005